

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Lindsay Giguiere
Chief Executive Officer
Greenfield Groves Inc.
18575 Jamboree Road #6
Irvine, CA 92612

  Re: Greenfield Groves Inc.
   Amendment No. 1 to
   Offering Statement on Form 1-A
   Filed December 31, 2020
   File No. 024-11369

Dear Ms. Giguiere:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed December 31, 2020

Summary
Background Information, page 2

1. We note that in assessing your public benefit performance for purposes of the annual benefit reports to be distributed to your stockholders, your Board will utilize the Company's impact score and assessment from B Lab, among other factors. Please file the Item 17.11 consent of B Lab to being named in the registration statement, or tell us why the consent of B Lab is not required by Item 17.11.

Product Formulations and Branded Finished Products, page 5

2.   We note your response to our prior comment number 4 and your revised disclosure in the Summary and Description of Business sections. We object to your disclosure on page 5 where your description of your products still appears to indicate that your products are effective or backed by science. For example, please remove references to "active ingredients," "scientifically manufactured," "proven, effective" and "robust" when describing your potential product offerings. In addition, revise the Summary and Description of Business section to further clarify that unapproved CBD products, including unapproved botanicals, cosmetics, oral-hygiene and products marketed as dietary supplements:

- have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and
- have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rebecca G. DiStefano